++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the accompanying prospectus +
+is not complete and may be changed. This prospectus supplement and the        +
+accompanying prospectus are not an offer to sell these securities or our + +solicitation of your offer to buy these securities, nor will we sell them or + +accept your offer to buy them, in any state or other jurisdiction where that + +would not be permitted or legal prior to registration or qualification in + +that state or other jurisdiction. We may not sell these securities until the + +registration statement filed with the Securities and Exchange Commission is +
+effective.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed pursuant to Rule 424(b)(2)
                                                          SEC File No. 333-82909

                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2000

PROSPECTUS SUPPLEMENT
(To prospectus dated August 5, 1999)

                                  $500,000,000

                             Wal-Mart Stores, Inc.

                                 % Notes Due 2030

--------------------------------------------------------------------------------

  We are offering $500,000,000 of our     % notes due 2030.

  We will pay interest on February   and August  of each year, beginning on
August  , 2000.

  The notes will be our senior unsecured debt obligations, will not be redeemable prior to maturity and will not be convertible or exchangeable.

  We expect to deliver the notes on or about February , 2000 through the book-entry facilities of The Depository Trust Company.

                                            Public
                                           Offering    Underwriting Net Proceeds
                                            Price        Discount   to Wal-Mart
                                         ------------  ------------ ------------
Per note................................             %         %            %
Total................................... $500,000,000      $            $

  Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

Lehman Brothers

       Goldman, Sachs & Co.

               J.P. Morgan & Co.

                       The Williams Capital Group, L.P.

February  , 2000

                               TABLE OF CONTENTS

                             Prospectus Supplement


                                                                            Page
                                                                            ----
Wal-Mart Stores, Inc....................................................... S-3
Recent Developments........................................................ S-3
Use of Proceeds of the Notes............................................... S-4
Capitalization............................................................. S-4
Selected Financial Data.................................................... S-5
Description of the Notes................................................... S-6
Book-Entry Issuance........................................................ S-6
Federal Income Tax Consequences to Holders................................. S-8
Underwriting............................................................... S-9
Validity of the Notes...................................................... S-9

                                   Prospectus

Where You Can Find More Information........................................   2
Special Note Regarding Forward-Looking Statements..........................   3
Wal-Mart Stores, Inc.......................................................   4
Ratio of Earnings to Fixed Charges.........................................   4
Use of Proceeds............................................................   5
Description of the Debt Securities.........................................   5
U.S. Federal Income Tax Consequences to Holders............................  11
Plan of Distribution.......................................................  11
Legal Matters..............................................................  12
Experts....................................................................  12

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. No one has been authorized to provide you with different information. If this prospectus supplement is inconsistent with the attached prospectus, you should rely on this prospectus supplement.

   The notes are not being offered in any jurisdiction in which the offering is not permitted.

   This prospectus supplement and the attached prospectus may only be used in connection with the offering of the notes.

                             WAL-MART STORES, INC.

   We are the world's largest retailer as measured by total net sales for fiscal 2000. We had total net sales of approximately $165 billion in fiscal 2000, over 85% of which was generated in the United States. We operate mass merchandising stores that serve our customers primarily through the operation of three segments:

  . Wal-Mart stores, which include our discount stores and Supercenters in the United States;

  . SAM'S Clubs, which include our warehouse membership clubs in the United
    States; and

  . the international segment of our business.

   We currently operate in all 50 states of the United States, Puerto Rico, Argentina, Brazil, Canada, Germany, Mexico and the United Kingdom, and in China and Korea under joint venture agreements. In addition, through our subsidiary, McLane Company, Inc., we provide products and distribution services to retail industry and institutional food service customers. At January 31, 2000, we operated in the United States:

  . 1,797 Wal-Mart stores;

  . 710 Supercenters; and

  . 463 SAM'S Clubs.

   As of January 31, 2000, we also operated 166 Canadian Wal-Mart stores, 13 units in Argentina, 14 units in Brazil, six units in China, 95 units in Germany, five units in Korea, 462 units in Mexico, 15 units in Puerto Rico and 232 units in the United Kingdom. The units operated by our International Division represent a variety of retail formats.

   Wal-Mart Stores, Inc. was incorporated in the State of Delaware on October 31, 1969.

   Wal-Mart Stores, Inc. is the parent company of a group of subsidiary companies, including McLane Company, Inc., Cifra, S.A. de C.V., Asda Group Limited, Sam's West, Inc., Sam's East, Inc., Wal-Mart Stores East, Inc., Sam's Property Co., Wal-Mart Property Co., Wal-Mart Real Estate Business Trust, Sam's Real Estate Business Trust and Wares Delaware Corporation.

                              RECENT DEVELOPMENTS

   In the fourth quarter of fiscal 2000, we joined together with Accel Partners, a Silicon Valley-based venture capital firm, to form Wal-Mart.com Inc. Wal-Mart.com Inc. will base its operations in Palo Alto, California. We formed this new company to further develop and operate our Internet retail site, Wal-Mart.com, and to complement our efforts to attract customers to the Internet with the Wal-Mart brand name.

                          USE OF PROCEEDS OF THE NOTES

   We estimate that the net proceeds from the sale of the notes will be
approximately $    after underwriting discounts and payment of transaction
expenses.

   We will use these net proceeds to refinance a portion of our outstanding short-term borrowings.

                                 CAPITALIZATION

   The following table presents the consolidated capitalization of Wal-Mart and its subsidiaries at October 31, 1999, and as adjusted to give effect to the offering of the notes and the application of the estimated net proceeds from the sale of the notes.

                                                              October 31, 1999
                                                              -----------------
                                                                          As
                                                              Actual   Adjusted
                                                              -------  --------
                                                               (in millions)
Short-term debt
  Commercial paper........................................... $ 6,459  $ 5,962
  Long-term debt due within one year.........................     782      782
  Obligations under capital leases due within one year.......     109      109
                                                              -------  -------
    Total short-term debt and capital lease obligations......   7,350    6,853
                                                              -------  -------
Long-term debt
   % notes due 2030..........................................     --       500
  Other long-term debt.......................................  13,532   13,532
  Long-term capital lease obligations........................   3,027    3,027
                                                              -------  -------
    Total long-term debt and capital lease obligations.......  16,559   17,059
                                                              -------  -------
Shareholders' equity
  Common stock ($0.10 par value; 11,000,000,000 shares
   authorized; 4,453,743,366 shares issued and outstanding)..     445      445
  Capital in excess of par value.............................     607      607
  Retained earnings..........................................  23,630   23,630
  Other accumulated comprehensive income.....................    (403)    (403)
                                                              -------  -------
    Total shareholders' equity...............................  24,279   24,279
                                                              -------  -------
    Total long-term debt and capital lease obligations and
     shareholders' equity.................................... $48,188  $48,191
                                                              =======  =======

                            SELECTED FINANCIAL DATA

   The following table presents selected financial data of Wal-Mart and its subsidiaries for the periods specified.

                                                                      Nine Months
                                                                         Ended
                               Fiscal Years Ended January 31,         October 31,
                         ------------------------------------------ ----------------
                          1995    1996     1997     1998     1999    1998     1999
                         ------- ------- -------- -------- -------- ------- --------
                                       (in millions)                  (unaudited)
Income Statement Data:
Net sales............... $82,494 $93,627 $104,859 $117,958 $137,634 $96,849 $113,619
Non-interest expense....  78,444  89,526  100,456  112,796  131,088  92,669  108,338
Interest expense........     706     888      845      784      797     581      699
Total expense...........  79,150  90,414  101,301  113,580  131,885  93,250  109,037
Income before income
 taxes, minority
 interest and equity in
 unconsolidated
 subsidiaries ..........   4,258   4,359    4,877    5,719    7,323   4,711    5,903
Net income..............   2,681   2,740    3,056    3,526    4,430   2,871    3,658


                                     As of January 31,              As of October 31,
                         ------------------------------------------ -----------------
                          1995    1996     1997     1998     1999     1998     1999
                         ------- ------- -------- -------- -------- ------- ---------
                                       (in millions)                  (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............      45      83      883    1,447    1,879   1,009    1,435
Inventories.............  14,064  15,989   15,897   16,497   17,076  20,620   22,373
Total current assets....  15,338  17,331   17,993   19,352   21,132  23,518   26,955
Net property, plant and
 equipment..............  14,308  17,098   18,333   21,469   23,674  23,041   31,541
Net property under
 capital leases, net
 goodwill and other
 acquired intangible
 assets, and other
 assets and deferred
 charges................   3,173   3,112    3,278    4,563    5,190   4,680   13,873
Total assets............  32,819  37,541   39,604   45,384   49,996  51,239   72,369

Accounts payable........   5,907   6,442    7,628    9,126   10,257  11,424   14,081
Commercial paper........   1,795   2,458       --       --       --   1,976    6,459
Long-term debt due
 within one year........      23     271      523    1,039      900     828      782
Obligations under
 capital leases due
 within one year........      64      69       95      102      106     107      109
Total current
 liabilities............   9,973  11,454   10,957   14,460   16,762  19,353   28,992
Long-term debt..........   7,871   8,508    7,709    7,191    6,908   6,953   13,532
Long-term obligations
 under capital leases...   1,838   2,092    2,307    2,483    2,699   2,637    3,027
Total liabilities.......  20,093  22,785   22,461   26,881   28,884  31,525   48,090

Total shareholders'
 equity.................  12,726  14,756   17,143   18,503   21,112  19,714   24,279

Total liabilities and
 shareholders' equity...  32,819  37,541   39,604   45,384   49,996  51,239   72,369

   The ratio of our earnings to fixed charges was 5.59x and 6.22x for the nine months ended October 31, 1998 and 1999, respectively. See "Ratio of Earnings to Fixed Charges" in the attached prospectus.

                            DESCRIPTION OF THE NOTES

   The following description of the terms and conditions of the notes supplements the more general terms and conditions of Wal-Mart's debt securities contained in the attached prospectus.

   The notes will be issued under the indenture and will be issued in registered form without interest coupons in denominations of $1,000 and integral multiples of $1,000.

   The notes will constitute our senior unsecured debt obligations and will rank equally among themselves and with all of our existing and future senior, unsecured and unsubordinated debt.

   The notes will mature on February  , 2030 at 100% of their principal amount.

   The notes will not be subject to a sinking fund and will not be redeemable prior to maturity. The notes will not be convertible or exchangeable. We will pay principal and interest on the notes in U.S. dollars.

   The notes will bear interest from February  , 2000 at an annual interest
rate of     %. Interest will be payable semi-annually in arrears on February and August of each year, beginning on August , 2000, to the person in whose name the note is registered at the close of business on the preceding February 1 or August 1, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

   We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes that we are offering and otherwise similar in all respects to the notes so that these additional notes will be consolidated and form a single series with the notes that we are offering. No additional notes may be issued if an event of default under the indenture has occurred.

   Notices to holders of the notes will be mailed to such holders and will also be published in a leading daily newspaper in The City of New York. We expect that publication will be made in The City of New York in The Wall Street Journal. Any notice shall be deemed to have been given on the date of mailing and publication or, if published more than once, on the date of first publication.

   Bank One Trust Company, NA is the trustee under the indenture governing the notes and will also be the registrar and paying agent.

   The indenture and the notes will be governed by New York law.

   We will make all payments of principal and interest on the notes to The Depository Trust Company ("DTC") in immediately available funds.

   The notes will trade in same-day funds settlement system until maturity. Purchases of notes in secondary market trading must be in immediately available funds.

                              BOOK-ENTRY ISSUANCE

   The notes will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. Thus, we will not issue certificated securities to you for the notes, except in the limited circumstances described below. Each global security will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. DTC, its nominees and their successors may, however, transfer a global security as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

   Beneficial interests in a global security will be shown on, and transfers of beneficial interests in the global security will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to you or any other beneficial owners in that global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

   It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

   Notes represented by one or more global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  . DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days; or

  . we decide to discontinue the book-entry system.

   If the global security is exchanged for certificated securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated securities.

                   FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

   In the opinion of Hughes & Luce, L.L.P., our counsel, the following is a discussion of the material U.S. federal income tax consequences of the ownership of notes as of the date of this prospectus supplement. Except where noted, this discussion deals only with notes held as capital assets and does not deal with special situations. For example, this discussion does not address:

  . tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, corporations that accumulate earnings to avoid federal income tax, life insurance companies, in some cases, an expatriate of the United States, or a nonresident alien individual who has made a valid election to be treated as a United States resident;

  . tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

  . tax consequences to any foreign entities, non-resident alien individuals or fiduciaries of foreign trusts or estates;

  . alternative minimum tax consequences, if any; or

  . any state, local or foreign tax consequences.

   The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

   You should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

   The following is a discussion of the material federal tax consequences that will apply to you if you are a holder of notes.

Payments of Interest

     Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Sale, Exchange and Retirement of Notes

   Your tax basis in a note will, in general, be your cost for that note. Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued stated interest which will be taxable as such if not previously included in income) and the adjusted tax basis of the note. That gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

   In general, information reporting requirements will apply to certain payments of principal and interest paid on notes and to the proceeds of sale of the notes made to you unless you are an exempt recipient (such as a corporation). A 31% backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement, dated February , 2000, we have agreed to sell to the underwriters named below, severally and not jointly, the principal amount of notes set forth opposite their respective names:

                                                                    Principal
                                                                    Amount of
  Underwriter                                                         Notes
  -----------                                                      ------------
  Lehman Brothers Inc............................................. $
  Goldman, Sachs & Co.............................................
  J.P. Morgan Securities Inc......................................
  The Williams Capital Group, L.P.................................
                                                                   ------------
    Total......................................................... $500,000,000
                                                                   ============

   The underwriters have advised us that they propose to offer the notes to the public initially at the public offering prices set forth on the cover page of this prospectus supplement. The underwriters may also offer notes to dealers at
that price less a concession not in excess of     % of the principal amount of
the notes. The underwriters may allow, and these dealers may reallow, a
concession to other dealers not in excess of    % of the principal amount of
the notes. After the initial public offering of the notes is completed, the public offering prices and these concessions may be changed.

   In connection with the offering, SEC rules permit the underwriters to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering by selling a larger principal amount of notes than as set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither we nor any of the underwriters can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice. Lehman Brothers Inc. will act as stabilization manager for the offering of the notes.

   One or more of the underwriters and their affiliates may from time to time in the ordinary course of business provide, and have provided in the past, investment or commercial banking services to Wal-Mart and its affiliates.

   We will pay transaction expenses, estimated to be approximately $      ,
relating to the offering of the notes in addition to the underwriting discounts appearing on the cover page of this prospectus supplement.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES

   The validity of the notes will be passed on for us by Hughes & Luce, L.L.P., Dallas, Texas, and for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                  $500,000,000


                             Wal-Mart Stores, Inc.


                                 % Notes Due 2030



                                ---------------

                             Prospectus Supplement

                                February  , 1999

                                ---------------


Lehman Brothers

      Goldman, Sachs & Co.

             J.P. Morgan & Co.

                     The Williams Capital Group, L.P.